Exhibit 99.1

AGREEMENT OF JOINT FILING

The parties listed below agree that the Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 28, 2023	Yam Tak Cheung

/s/ Yam Tak Cheung
Yam Tak Cheung

Integrated Asset Management (Asia) Ltd.

By:	/s/ Yam Tak Cheung
Name:	Yam Tak Cheung
Title:	Director